Exhibit 8.1

List of Subsidiaries of CTRL Group Limited

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
CTRL Media Limited	Hong Kong	100%
CTRL Solutions Limited	Hong Kong	100%
CTRL Games Limited	Hong Kong	100%